JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 30, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 167

Dear Mr. Di Stefano:

This letter is in response to our conversations relating to the comments that you provided on October 26, 2011 and supplements our previous responses to said comments, with respect to the registration statement for the Class R6 Shares of JPMorgan Global Natural Resources Fund (the “Global Natural Resources Fund” or the “Fund”).

Main Investment Strategies

1.	Comment: You represented in your most recent response letter that you intended to add the following disclosure:

“The natural resources sector includes companies directly or indirectly primarily engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that are primarily engaged in providing related goods or services, as determined by the adviser. The adviser may deem a company to be primarily engaged in, or to provide a related good or service to, a business activity or activities if: (i) at least 50% of its assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities or (ii) a third party has given the company an industry or sector classification consistent with the designated business activity or activities.”

In your response letter, please describe the types of third parties that the Fund intends to utilize in connection with (ii) above.

Response: The Fund currently intends to utilize Global Industry Classification Standard or a similar widely recognized industry taxonomy classification system deemed appropriate by the adviser.

In connection with your review of the Fund’s Post-Effective Amendment No. 167 filed by the Trust on August 23, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 248-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

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